GULLY VEIN CONTINUES TO GROW
AT THE SHAMROCK ZONE, KETZA RIVER

Vancouver, Canada – September 26, 2007 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces results from its drilling program at the Gully Zone, part of the Shamrock Gold Zone on the whollyowned, past producing, Ketza River property located near Ross River, in the Yukon Territory, Canada. All drill holes referenced in this news release are diamond drill holes.

The Gully Zone is one of several mineralized zones which have been identified in the Shamrock Zone of the Ketza River property. Exploration conducted during the 2007 field season has allowed company geologists to make significant advances in understanding the geologic controls on mineralization in this part of the Ketza River property and to define several new target areas based on geology, geophysics, and geochemistry. An aggressive drilling program is currently underway to continue testing the Gully Zone and other target areas in the Shamrock Zone.

Gully Vein
Mining in the late 1980’s produced 8,136 ounces at a grade of 10 g/t Au from the Gully Pit on Shamrock. The pit was developed on oxidized mineralization near the top of the Gully Vein. Mining stopped when the pit reached the massive pyrrhotite-pyrite mineralization. Sampling of the vein and associated fault zone exposed in the pit was reported in the YGC Resources news release dated October 25, 2006 and detailed a 9.6 meter wide zone yielding a weighted average of 14.16 g/t gold.

Table 1.Gully Zone 2006 Sampling

Sample Width (meters)	Description	Au g/t
2.00	chip – quartz-oxide breccia	16.35
0.70	channel - pink-white clay	17.45
1.20	channel - brown sandy clay	26.50
0.70	channel - intense clay & oxides	8.59
2.00	chip - massive sulfide	21.80
3.00	chip - massive sulfide	3.20

Drilling of the down-dip extension of the vein began on June 21, and a total of 36 drill holes have been completed. The vein strikes N20W and dips 50 degrees to the southwest.

All drill holes hit the vein, and have tested it over a vertical distance of 120 meters, with the vein being open at depth. The vein has been drilled over a horizontal distance of 240 meters, and is open along strike in both directions. Magnetic data suggests the vein extends for a strike length of at least 600 meters. Results have been received for 14 holes. Drill hole KR-07-1106 intersected a true thickness of 4.02 meters grading 9.13 g/t Au, which included a 1.04 meter cut of 24.50 g/t Au. Drill hole KR-07-1111 contained an intercept of 11.92 meters true thickness of 4.17 g/t Au, and included 2.64 meters that ran 13.17 g/t Au.

Table 2. Gully Zone 2007 Drilling

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-1073	43.26	45.10	1.76	2.79
KR-07-1074	42.96	45.52	2.43	2.56
	141.89	143.91	1.91	6.04
KR-07-1076	41.76	47.60	5.16	2.89
	124.05	125.30	0.27	10.90
KR-07-1081	44.53	47.85	2.27	5.06
KR-07-1082	44.38	47.85	2.51	11.33
KR-07-1085	46.84	48.88	1.47	2.05
KR-07-1089	49.35	54.58	2.01	7.01
	49.35	50.90	0.59	17.00
	72.24	75.29	1.17	1.27
KR-07-1091	47.85	53.00	2.14	4.79
KR-07-1094	51.78	57.00	2.28	1.57
KR-07-1099	56.40	59.03	1.16	3.16
KR-07-1100	47.85	50.90	2.76	4.20
	61.83	63.09	1.14	1.67
KR-07-1103	44.24	47.04	2.68	4.89
KR-07-1106	43.75	47.85	4.02	9.13
	43.75	44.81	1.04	24.50
KR-07-1111	78.33	96.33	11.92	4.17
	85.83	89.81	2.64	13.17

Drill holes KR-07-1078, 87, 1109 and 1110 are still pending.

All assays for the drill program at Ketza River were by ALS Chemex, North Vancouver, B.C. This news release was reviewed and approved by, the Company's Project Manager, Edward Gates, M.Sc., P.Geo., the Qualified Person for the purposes of this release, and by the Company's Executive Vice President - Exploration, Dorian L. (Dusty) Nicol, M.Sc., P, Geo.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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